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                               essential.com, inc.
                    One Burlington Woods Drive, Second Floor
                         Burlington, Massachusetts 01803
                            Telephone: (781) 229-9599

                                November 3, 2000

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

    Re:  essential.com, inc.
         Request to Withdraw Registration Statement on Form S-1, as amended (Registration No. 333-34454)
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Securities and Exchange Commission:

         Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), essential.com, inc. (the "Registrant") hereby respectfully applies to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the above-referenced registration statement on Form S-1, as amended (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter, on grounds that withdrawal of the registration statement is consistent with the public interest and the protection of investors, as contemplated by paragraph
(a) of Rule 477. The Registration Statement was initially filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") on April 10, 2000.

         The Registration Statement was filed in connection with a proposed initial public offering of the Registrant's common stock, par value $.01 per share ("Common Stock"). The Registrant has determined that it will not proceed with the registration and sale of Common Stock as contemplated in the Registration Statement. Because the Registrant will not proceed with the proposed offering, the Registrant's management believes that withdrawal of the Registration Statement is appropriate.

         The Registrant confirms that no securities have been issued or sold pursuant to the Registration Statement. The filing fee for the Registration Statement was paid by electronic wire transfer to the Commission at the time of the initial filing and the Registrant understands that such fee will not be returned to it.


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Securities and Exchange Commission
November 3, 2000

         Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Registrant is (781) 229-9499.

                                            Sincerely,

                                            essential.com, inc.


                                            By: /s/ Paul R. Lewis
                                                -------------------------------
                                                Paul R. Lewis
                                                Chairman of the Board, President
                                                and Chief Executive Officer


cc: David Mittelman, Esq., Mail Stop 4-7 (SECURITIES AND EXCHANGE COMMISSION) Basil Pallone (essential.com, inc.)
     Christopher Kallaher, Esq. (essential.com, inc.)
     Linda DeRenzo, Esq. (TESTA, HURWITZ & THIBEAULT, LLP)
     Kathy Fields, Esq. (TESTA, HURWITZ & THIBEAULT, LLP)
     John Pitfield, Esq. (TESTA, HURWITZ & THIBEAULT, LLP)